Publication: South China Morning Post **Date:** 3 June 2003
Page: Classified 4 **Where Published:** Hong Kong

FPC Exemption No. (82-836)



03022657



FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors (the "Board") of First Pacific Company Limited (the "Company") is pleased to announce the appointments of His Excellency Albert F. Del Rosario and Mr. Robert Charles Nicholson as independent non-executive directors of the Company, and the appointment of Mr. Benny S. Santoso as a non executive director of the Company, all with effect from 2nd June, 2003.

Mr. Del Rosario is currently the Philippine Ambassador to the United States and also serves as a non-executive director of Philippine Long Distance Telephone Company ("PLDT").

Mr. Nicholson is currently a special advisor to the Board of Directors of PCCW Limited and prior to that was a senior partner of the Richards Butler law firm in Hong Kong.

Mr. Santoso currently serves as a director or commissioner of various Salim Group companies. He has also recently been appointed as a special advisor to the board of directors of PLDT.

The Board also announces that Mr. Anthoni Salim will assume the role of Non Executive Chairman of the Board and that Mr. Manuel V. Pangilinan will revert to his previous position of Managing Director.

The segregation of the roles of Chairman and Managing Director and the appointments of additional independent non executive directors have been effected in the context of the early implementation of certain recommendations designed to improve corporate governance standards, which are expected to be adopted by the Hong Kong Stock Exchange in the near future.

Finally, the Board would like to take this opportunity to announce the poll results in respect of the nine resolutions considered at the Annual General Meeting of the Company held today. More than 89% of the votes were cast in favour of each of the resolutions and, accordingly, all the resolutions were duly passed by the requisite majorities. Details of the poll results can be found at the Company's web site: www.firstpacco.com.

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director

Hong Kong, 2nd June, 2003